Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

July 8, 2015

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Legacy Reserves LP Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 1-33249

Dear Mr. Horowitz:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2015, with respect to Legacy’s Form 10-K for the Fiscal Year ended December 31, 2014 filed with the Commission on February 27, 2015, File No. 001-33249 (our “Form 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Trends Affecting Our Business and Operations, page 45

1.                                      Disclosure in your filing states that sustained periods of current low prices for oil and natural gas could materially and adversely affect the quantities of oil and natural gas reserves that you can economically produce.  Please revise to provide additional disclosure addressing the risks resulting from the uncertainty associated with current commodity prices, including quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management.  Refer to Item 303(a) of Regulation S-K.  For additional guidance, refer to section III.B.3. of SEC Release No. 33-8350.

Response: We have reviewed your comment and understand it to call for two items:

1)             Information about how the variability in commodity prices might impact our earnings and cash flow, such that readers may ascertain the likelihood that past performance is indicative of future results.

2)             Information about how the potential variability in commodity prices might affect our reserve quantities.

For item 1 above, we respectfully submit to the Staff that we believe we have prominently disclosed the material risks of our exposure to the uncertainty associated with commodity prices, including the impact of low commodity prices, in our 2014 Form 10-K and in compliance with Item 303(a) of Regulation S-K.  Please see, for example, the risk factors entitled “If oil and natural gas prices decline further or remain at current levels for a prolonged period, our cash flow from operations will decline, which could cause us to reduce our distributions or cease paying distributions altogether” and “If commodity prices decline further or remain at current levels for a prolonged period, a significant portion of our development projects may become uneconomic and cause write downs of the value of our oil and gas properties, which may adversely affect our financial condition and our ability to make distributions to our limited partners.” included in Item 1A of our 2014 Form 10-K, which highlighted our exposure to oil and natural gas prices at certain levels. Additionally, disclosure in “Outlook” beginning on page 45 of our 2014 Form 10-K included in Item 7 addresses the significant decline in crude oil prices during the year and the impact such declines could have on our operating results and cash flow should such prices remain as follows:

“A sustained period of reduced commodity prices will have an adverse effect on our operating income in future periods resulting from decreased revenues and higher depletion rates and a significant portion of our development projects may become uneconomic and cause write downs of the value of our oil and natural gas properties.”

This discussion was continued on page 46 with the following:

“Oil prices have declined significantly since November 2014. This has reduced, and will continue to reduce, our revenues and cash flows from operations….Commodity prices may be depressed for an extended period of time, which could alter our acquisition and exploration plans, and adversely affect our growth strategy and ability to access additional capital in the capital markets and through our revolving credit facility.”

In addition, the following disclosure is included in Item 7A:

“Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to our natural gas production and the prevailing price for crude oil. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control, such as the strength of the global economy and the supply of oil outside of the United States.”

Regarding item 2 above, we understand the disclosure requirements of Item 303(a) of Regulation S-K and section III.B.3. of SEC Release No. 33-8350 pertain to information about earnings and cash flows and that Item 1202(b) of Regulation S-K, which is an optional disclosure, specifically addresses oil and gas reserves. As this disclosure is optional, we believe that providing quantitative disclosure regarding reserves based on assumptions other than those required by Subpart 1200 of Regulation S-K could be potentially misleading to an investor and would result in such information no longer being comparable with our peers.  We have provided quantitative disclosure consisting of a sensitivity analysis of the effects of a $1.00 per barrel change in oil prices and a $0.10 per Mcf change in natural gas prices on the standardized measure of our combined proved reserves under Item 7A of our 2014 Form 10-K.  Although denominated in dollars instead of reserve quantities, we believe this communicates the information you have requested.

We also respectfully submit that our management believes that continued uncertainty associated with current commodity prices is reasonably likely and therefore has discussed such uncertainty and the related risks that are ascertainable.  However, our management does not believe that it can predict future commodity prices with reasonably likelihood and as such is unable to provide quantitative disclosure specific to any certain price levels.  Without such future commodity prices, management is unable to provide quantitative disclosure regarding future reserve quantities with reasonable certainty and in compliance with Item 303(a) of Regulation S-K, as there are many other variables that would affect such disclosure, including changes in operating and capital costs.  For instance, when commodity prices fall, the oil and gas industry’s development activity typically decreases and the rates charged to us by third-party service providers typically decrease as well, although such cost reductions often lag behind falling commodity prices.  In the fourth quarter of 2014 we incurred over $53 million in lease operating expense and in first quarter of 2015, we incurred just under $47 million of lease operating expense. While our management anticipated some amount of expense reduction, we did not forecast a reduction of this extent. If the current commodity price environment persists, we anticipate such costs will continue to decline, but we have very little visibility in forecasting those costs.  We believe that our investors understand the risks associated with (i) the uncertainty of the commodity markets in which we participate and (ii) management’s inability to predict future commodity prices with reasonable certainty. Additionally, we provide quantitative disclosure related to our reserves in accordance with Subpart 1200 of Regulation S-K.  As you know, this provides certain assumptions that every public company must use in determining reserves, providing a standardized framework to assist investors in understanding and comparing reserves disclosure.  If we were to use current prices in lieu of the historical prices required by Regulation S-K, such prices might fluctuate significantly day-to-day and be incomparable to our peers who might make disclosure based upon commodity prices from different time periods.  Similarly, our estimation of cost reductions or increases may also vary from the estimations of our peers.  Both of these examples, in our opinion, highlight that using such subjective factors will likely cause our disclosure to be misleading or incomparable to that of our peers.

*******

Legacy acknowledges the following:

•                                          Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc:                                George J. Vlahakos

Andrews Kurth LLP